Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
September 4, 2007 at 9:00 am

AMER SPORTS CORPORATION: EXERCISE OF 2003 WARRANTS

A total of 4,005 Amer Sports Corporation shares have been subscribed for as a result of an exercise of its 2003 warrants. The corresponding increase in the Company's share capital amounting to EUR 16,020 was registered on September 4, 2007. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 288,839,748 and the total number of shares in issue is 72,209,937.

Shareholder rights commence from the registration date September 4, 2007. The new shares will be listed on the Helsinki Exchanges on September 5, 2007.

The share subscription period of Amer Sport's 2003 warrant scheme will end on December 31, 2008.




07026690

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.